LIMITED LIABILITY COMPANY

OPERATING AGREEMENT

What is the purpose of this form?

The purpose of this form is to cover commonly used provisions between Limited Liability Company (LLC) members under an operating agreement. The form customizes the terms of an LLC according to the specific needs of its members, as well as outlines the financial and functional decision-making within the LLC in a structured manner.

Disclaimer

This form was written and designed to be a generic LLC Operating Agreement template. It covers commonly used provisions. It should be further customized and completed to your business and legal needs. Tailor Brands is not a lawyer referral service or law firm and does not engage in the practice of law. This form does not constitute, and is not intended to convey, legal advice. It is provided on an as-is basis. This means that we do not analyze your information for legal accuracy or sufficiency or reach legal conclusions about your selection of this form. You should consult with a lawyer if you have questions concerning the use of this form, including, without limitation, whether it is appropriate for your particular legal needs and whether it complies with applicable laws. Since Tailor Brands is not a law firm and its employees and representatives are not lawyers, your purchase and use of this form do not create an attorney-client relationship between you and Tailor Brands or any of its employees and representatives, and communications between you and any employee or representative of Tailor Brands are not protected as privileged under the attorney-client privilege.

LIMITED LIABILITY COMPANY

OPERATING AGREEMENT

OF

Alien Beverages LLC

1.   This LLC operating agreement (this "Agreement") is made effective on the 3rd   day of September, 20<u>23</u>, by and between Bradford Quigley and Colten Jury the members of Alien Beverages LLC.

2.   The Agreement shall be considered as a contract between Alien Beverages LLC (the "Company") and its members (the "Members"), and between its Members themselves.

3.   The Company has been formed under the laws of the State of Texas on the 3rd   day of ____, 20<u>23</u>.
September

4.   The Company may engage in any legal activity under the jurisdiction in which it operates. The Company may operate under a business name(s) to promote its activities to the extent such name(s) is(are) in compliance with applicable laws and regulations.

5.   The Company is a limited liability legal entity that is separate from its Members. Accordingly, no Member shall have any separate liability for any debts, obligations, or liability of the Company, except as provided in this Agreement or as required under applicable law.

6.   This Agreement will be in full force and effect until the sooner of (i) a replacement of the same by the Members in accordance with applicable law and this Agreement; or (ii) a dissolution of the Company. The Company shall dissolve upon the unanimous vote/consent of all the Members or upon any event requiring dissolution under applicable law.

7.   The name of the Company is: Alien Beverages LLC. The address of the Company is: 5508 Surry Mountain Trail, Fort Worth, Texas, 76179. The initial Members are: Bradford Quigley and Colten Jury.

8.   The Members capital contribution are as follows:

8.1.   Name: Bradford Quigley; Ownership: %50; Capital Contribution: $20,000.

8.2.   Name: Colten Jury; Ownership: %50; Capital Contribution: $20,000.

8.3.   The abovementioned capital contribution will be referred collectively to as the "Members' Capital Contribution". The Members' Capital Contribution can be in the form of cash or cash equivalents, and/or labor or services.

9.   The Company's registered agent will handle the receipt of official legal and tax correspondence in accordance with all applicable state requirements.

10.   The Company's profits and losses shall be distributed between the Members in proportion with their ownership, unless agreed otherwise by a unanimous vote/consent of the Members. The Members shall have the power to make distributions (amounts and intervals) as they deem appropriate according to the applicable law and this Agreement.

11.   The Company shall be managed by the Members. Any Member may bind the Company in all matters in the Company's ordinary course of business. The Members shall not be involved with any business or undertaking which competes with the interests of the Company, except upon written agreement signed by all Members.

12.   To the extent permitted by applicable laws, the Company may admit new members (or transferees of any interests of existing Members) into the Company by the unanimous vote/consent of the Members. As a condition to the said admission, such member shall execute all documents the Company may deem necessary and confirm the agreement of such member to be bound by all of the terms and conditions of this Agreement.

13.   Members' disputes will be resolved by a vote of the Members. Members' votes will be being proportioned according to the Members' Capital Contribution. If the Members cannot come to an agreement on any matter by voting (deadlock), the Members agree to submit the issue to seek arbitration under the rules of the American Arbitration Association.

14.   The Company's assets shall be registered in the legal name of the Company, unless approved otherwise by a majority vote of the Members.

15.   The Company shall file tax returns as required by applicable law. A tax matters partner (as required by the Internal Revenue Code) shall be appointed by unanimous vote/consent of the Members.

16.   The Company shall keep an accurate accounting of its affairs using any method of accounting allowed by applicable law. The Members shall have a right to inspect the records during the Company's normal business hours, either by themselves and/or by their accountants.

17. The Members shall be authorized to set up bank accounts, in their sole discretion, and to execute any resolution needed for the same, including, without limitation, resolutions that are provided by the institution in which the bank accounts are being set up.

18. The Members shall have no obligation to hold annual or any other meeting. However, the Members may hold such meetings at such time and place as they deem advisable, with proper advance written notice.

19. The Company shall indemnify and hold harmless its Members, managers, employees, officers, and agents to the fullest extent permitted by law for acts or omissions done as part of their duties to or for the Company. For clarity, the scope of the indemnification under this section includes, without limitation, all liabilities, expenses, reasonable attorney and accountant fees, and other associated costs as the case may be.

20. The Members agree that (i) a Member shall have the right to discontinue membership upon giving thirty-day notice to the Company and its Members; and (ii) a Member shall cease to have her/his right of membership upon death, court-ordered incapacity, bankruptcy, or expulsion. The Company shall have the right to buy the interest of any dissociated Member at fair market value. In the event of the death, bankruptcy, permanent incapacity, or withdrawal of a Member, the remaining Members may elect to dissolve or to continue the operation of the Company. This Agreement shall be binding upon the heirs, successors, and assigns of the Members.

21. This Agreement constitutes the entire agreement between the Members relating to this subject matter and supersedes all agreements concerning such subject matter. If a court of law holds any provision of this Agreement to be illegal, invalid, or unenforceable, (a) that provision shall be deemed amended to achieve an economic effect that is as near as possible to that provided by the original provision; and (b) the legality, validity, and enforceability of the remaining provisions of this Agreement shall not be affected. This Agreement may be modified or amended only by mutual written agreement of the Members.

IN WITNESS whereof, the Members sign this Agreement and adopt it as their operating agreement on the _3rd_ day of ____, 20_23_.
                                                        September

Name: Name:

    Bradford Quigley   Colten Jury

Signature: Signature:

    Bradford G. Quigley   *Colten Jury*